August 25, 2023

Via EDGAR

Joseph Kempf and Robert Littlepage

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Re: OneMeta Inc.

Registration Statement on Form 10-12G

Filed June 30, 2023

File No. 000-56565

Ladies and Gentlemen:

This correspondence responds to the letter, dated July 28, 2023, received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Registration Statement on Form 10-12G (“Form 10-12G”) filed on June 30, 2023 by OneMeta Inc. (the “Company”, “OneMeta”, “we”, “us” or “our”). We have addressed each of the comments raised by the Staff below and in Amendment No. 1 to the Registration Statement on Form 10-12G filed on August 25, 2023 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 1.

Outlined below are our responses to each of the Staff’s comments:

Form 10-12G filed June 30, 2023

Itam 1. Business, page 3

1.	Please expand your disclosure to comply with Item 101 of Regulation S-K. For example:
	●	Disclose the status of Verbum and Verbum SDK development.
	●	We note your disclosure that “[t]he Company has twenty-four employees and independent contractors.” Please separate employees from independent contractors and disclose the number of total employees and number of full-time employees.
	●	Disclose your acquisition of Metalanguage Corp.
	●	Disclose your internet address, if you have one.

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OneMeta Response:

We have revised Item I. Business of Amendment No. 1 to further disclose the status of Verbum and Verbum SDK development; disclose the acquisition of Metalanguage Corp.; disclose the Company’s internet address; and disclose the total number of employees, total number of full-time employees, and total number of independent contractors.

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 10

2.	Expand your discussion to address material changes from period-to-period in your various expense line items. Describe the underlying reasons for these material changes in quantitative and qualitative terms. Where these changes are attributable to combinations or diverse factors, your discussion should include disclosure of quantitative contribution of each material factor. Refer to Item 303(b) of Regulation S-K.

OneMeta Response:

We have made the requested amendments to the Management’s Discussion and Analysis of Financial Condition and Results of Operations in Amendment No. 1.

Liquidity and Capital Resources, page 12

3.	Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 3030 of Regulation S-K and Section IV of SEC Release 33-8350.

One Meta Response:

Based on our current capital resources, we anticipate that we will be able to conduct our planned operations until approximately November 31, 2023. We have revised Item 2. Financial Information, Liquidity and Capital Resources to include this additional disclosure.

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4.	Expand your discussion of liquidity and capital resources to address any known trends and any known events, such as changes in your employment levels in accordance with Items 3-03(b)(1)(i) and (ii)(B) of Regulation S-K.

One Meta Response:

We have made the requested amendments to the Section entitled Liquidity and Capital Resources in Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management, page 14

5.	Please revise your beneficial ownership table to identify the natural person or persons who have voting and dispositive control over the shares held by the Nicholson Family Trust. Refer to Item 403 of Regulation S-K.

OneMeta Response:

The Nicholson Family Trust was created by Richard and Kim Nicholson. Mr. and Mrs. Nicholson were the victims of a homicide in 2019. Since the date of their deaths, we have been unable to ascertain information regarding the ownership of their trust. Accordingly, we are unable to revise the beneficial ownership table to identify the natural person or persons who have voting and dispositive control over the shares held by the Nicholson Family Trust. We have revised the beneficial ownership table to include a statement disclosing this information.

Item 5. Directors and Executive Officers, page 15

6.	Please disclose if you have employment agreements with Mr. Leal and Mr. Day. If so, file the agreements as exhibits. See Item 601(b)(10)(iii) of Regulation S-K.

OneMeta Response:

Neither Mr. Leal nor Mr. Day has an employment agreement with the Company. We have revised Item 5. Directors and Executive Officers, Board of Directors and Executive Officers of Amendment No. 1 to include a statement disclosing this information.

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Item 6. Executive Compensation, page 16

7.	Please disclose in a tabular format the executive compensation of your executive officers and directors for the last two fiscal years. See Item 402 of Regulation S-K. Also, we note your disclosure that “[t]he Company does not compensate directors through bonuses, stock awards, option awards, nonequity incentive plans, nonqualified deferred compensation earnings, or other compensation.” Please reconcile this with your disclosure on p. F-12 that “[o]n May 2, 2023, the Board approved the issuance of 1,582,437 shares of Series B-1 Convertible preferred stock and 1,772,800 shares of common stock to the Company’s CEO, Saul Leal, as bonus shares that were expensed in May 2023.”

OneMeta Response:

We have revised Item 6. Executive Compensation of Amendment No. 1 to disclose the executive compensation of our executive officers for the last two fiscal years in tabular format. Regarding the disclosure on p. F-12, the footnote has been revised to remove the word “bonus”, as the referenced shares were issued in connection with an addendum to the Share Acquisition Agreement, rather than as a bonus. The statement that “[t]he Company does not compensate directors through bonuses, stock awards, option awards, nonequity incentive plans, nonqualified deferred compensation earnings, or other compensation” is accurate.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Matters Market Information, page 19

8.	Please disclose that the OTC Markets Group, Inc. has discontinued the display of your quotes and has labeled your common stock “Caveat Emptor (Buyer Beware).” Please add risk factor disclosure disclosing the risks associated with the Caveat Emptor designation.

OneMeta Response:

We have made the requested revisions under Item 1A. Risk Factors in Amendment No. 1, adding a risk factor explaining the risks associated with the Caveat Emptor designation.

Item 15. Financial Statements and Exhibits

Financial Statements, page 24

9.	Please comply with the financial statement updating requirements in Rule 8-08 of Regulation S-X.

OneMeta Response:

We have filed updated financial statements with Amendment No. 1 to comply with Rule 8-08 of Regulation S-X.

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Statement of Changes in Stockholders’ Equity, page F-4

10.	Tell us how you determined it was appropriate to value your Series B-1 Convertible Preferred Shares at $0.70798 per share, its redemption value, as it appears as though you were unable to fund redemption on those terms during the reporting periods presented.

OneMeta Response:

The redemption value has been calculated in accordance with the relevant accounting standards, factoring in the redemption rights of the holder and without consideration of the Company’s ability to redeem those shares (as the redemption rights were unexercised). The shares are and redemption are not contingent on a future event and represented an obligation of the Company. While the Company might not have the funds to pay it much like a similar debt obligation the liability and future economic sacrifice existed as of the balance sheet date and therefore the obligation is recorded at the value the Company would owe.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

11.	We note on page 10 the Company has generated revenue and intends to generate revenue from several sources. Please provide Company specific disclosure that describes, in sufficient detail, your revenue recognition policies for each source of revenue. Refer to ASC 606-10-50.

OneMeta Response:

We have made the requested revisions under the Section “Revenue Recognition” in Amendment No. 1.

Note 4. Asset Acquisition, page F-8

12.	We note you paid $210,000 in cash for 51% of the artificial intelligence software and issued 1,363,636 shares of Series B-1 convertible preferred stock valued at $965,427 for the remaining 49%. Explain to us why the value established in the cash purchase of 51% is not the most reliable indicator of the fair value of the remaining 49% of the software.

OneMeta Response:

Note 4 has been revised to clarify the terms of the assets acquisition. Per the acquisition agreement, the purchase price was comprised of $210,000 cash, 1,363,636 shares of Series B-1 convertible preferred shares and the right to receive contingent consideration in the form of equity. The total purchase price for the acquisition was determined to be $1,175,427 which consisted of $210,000 cash paid and 1,363,636 shares of Series B-1 convertible preferred stock valued at the redemption value of $0.70798 per share with a fair value of $965,427.

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General

13.	Please confirm whether the company controls the web site www.onemeta.ai. If it does, please explain the basis for the claim under the Investors Relations tab that your company has a market share of over 490 Billion USD.

OneMeta Response:

The Company controls the website www.onemeta.ai. The referenced claim about market share was inadvertently included by the contractor retained to create the website. The statement has since been removed.

We hope the foregoing has been responsive to your comments. If you have any questions or comments regarding the foregoing, please contact Dane Johansen, Esq. at (801) 532-7840 or djohansen@parrbrown.com.

Very truly yours,

/s/ Rowland Day
Rowland Day
President
OneMeta Inc.

cc:	Aliya Ishmukhamedova and Matthew Crispino, Securities and Exchange Commission Dane Johansen, Esq.

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